Exhibit 99.1

Points International to Present at the Merriman Capital 2010 Investor Summit

Toronto, Canada –November 9, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, announced today that it will present at the Merriman Capital 2010 Investor Summit to be held November 16, 2010, at The InterContinental Times Square Hotel in New York, New York. Rob MacLean, the Company’s Chief Executive Officer and Anthony Lam, the Company’s Chief Financial Officer will present at 1:30 p.m. ET on Tuesday, November 16, 2010.

During the conference, management will be available to meet with investors in a one] on] one setting. For more information or to meet with management, please contact Points International’s investor relations team.

More information about the conference can be found at: www.merrimanco.com

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400